
January 29, 2021

Terren S. Peizer
Chief Executive Officer
BioVie Inc.
2120 Colorado Avenue, #230
Santa Monica, California 90404

      Re: BioVie Inc.
          Registration Statement on Form S-3
          Filed January 22, 2021
          File No. 333-252386

Dear Mr. Peizer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Lili Taheri, Esq.